                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                  SCHEDULE TO/A

                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 1)

                       UNITED INVESTORS INCOME PROPERTIES
--------------------------------------------------------------------------------
                       (Name of Subject Company (Issuer))


                        AIMCO PROPERTIES, L.P. - OFFEROR
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(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person)

                            LIMITED PARTNERSHIP UNITS
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                         (Title of Class of Securities)


                                      NONE
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                      (CUSIP Number of Class of Securities)


                                 Patrick J. Foye
                            Executive Vice President
                   Apartment Investment and Management Company
                  4582 South Ulster Street Parkway, Suite 1100
                             Denver, Colorado 80237
                                 (303) 757-8081
--------------------------------------------------------------------------------
                  (Name Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)


                                   Copies to:
                                Gregory M. Chait
                                  Robert Barker
                     Powell, Goldstein, Frazer & Murphy LLP
                     191 Peachtree Street, N.E., Suite 1600
                             Atlanta, Georgia 30303
                                 (404) 572-6600

                            CALCULATION OF FILING FEE

        Transaction Valuation*               Amount of Filing Fee**
        -----------------------------------  -------------------------------
        $4,027,104                           $325.79
        -----------------------------------  -------------------------------

*  For purposes of calculating the fee only.
** Previously paid.

[ ] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid:                       Filing Party:
                           ------------------                  -----------------

    Form or Registration No.:                     Date Filed:
                             ----------------                  -----------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

    [X] third-party tender offer subject to Rule 14d-1.   [ ] going-private transaction subject to Rule 13e-3.

    [ ] issuer tender offer subject to Rule 13e-4.        [ ] amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                             TENDER OFFER STATEMENT

         This amendment amends the Tender Offer Statement on Schedule TO filed by AIMCO Properties, L.P., a Delaware limited partnership ("AIMCO Properties"), in connection with its tender offer to purchase outstanding units of limited partnership interest of United Investors Income Properties, a Missouri limited partnership, at a price of $108.00 per unit in cash, subject to the conditions set forth in the Offer to Purchase, dated May 9, 2003 (the "Offer to Purchase"), and in the related Letter of Transmittal and Acknowledgment and Agreement, which, as amended and supplemented from time to time, together constitute the tender offer. Copies of the Offer to Purchase Supplement, amended Letter of Transmittal and amended Acknowledgment and Agreement are filed with this Schedule TO as Exhibits (a)(7), (a)(8) and (a)(9), respectively. The item numbers and responses thereto below are in accordance with the requirements of Schedule TO.

         On June 6, 2003, AIMCO Properties mailed a supplement to the holders of units of United Investors Income Properties, amending and clarifying certain terms and conditions of the Offer to Purchase and announcing that it was extending the expiration date of the offer from midnight New York time on June 6, 2003, to midnight New York time June 19, 2003. A copy of that supplement is filed with this Schedule TO as Exhibit (a)(7).

         This Amendment No. 1 amends Items 4, 10, 11 and 12 of the Tender Offer Statement on Schedule TO, filed previously by AIMCO Properties.

ITEM 4. TERMS OF THE TRANSACTION.

         (a) The information set forth under "SUMMARY TERM SHEET" and "THE OFFER" in the Offer to Purchase and the information set forth in the Offer to Purchase Supplement attached hereto as Exhibit (a)(7) and the amended Letter of Transmittal attached hereto as Exhibit (a)(8) is incorporated herein by reference.

         On June 6, 2003, AIMCO Properties announced that it was extending the offer period until midnight New York time, on June 19, 2003, and mailed a supplement to each holder of units in United Investors Income Properties, a copy of which is attached hereto as Exhibit (a)(7). AIMCO Properties reserves the right to further extend the offer, to amend the offer or to terminate the offer, in each case in its discretion in accordance with the terms of the Offer to Purchase, as amended.

ITEM 10. FINANCIAL STATEMENTS.

         (a) The financial statements included in AIMCO Properties' Annual Report on Form 10-K for the fiscal year ended December 31, 2002, which are listed on the Index to Financial Statements on page F-1 of such report, and the unaudited financial statements for the three months ended March 31, 2003 and March 31, 2002 set forth in Part I, Item 1 of AIMCO Properties' Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, are incorporated herein by reference. Such reports may be inspected at the Securities and Exchange Commission's (the "Commission") public reference room in Washington, D.C., located at 450

5th Street, N.W., Room 1024, Washington, D.C. 20549, telephone 1-800-SEC-0330. A copy of the reports can be also obtained from the Commission's web site at www.sec.gov.

         The sixth paragraph under "THE OFFER--Section 8. Information Concerning Us and Certain of Our Affiliates--General" is hereby replaced in its entirety by the following:

                  For more information regarding AIMCO Properties, please refer to our Annual Report on Form 10-K for the year ended December 31, 2002, filed March 25, 2003, and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, filed May 12, 2003, (particularly the management's discussion and analysis of financial condition and results of operations) and other reports and documents we have filed with the SEC.

         The first paragraph under "THE OFFER--Section 8. Information Concerning Us and Certain of Our Affiliates--Summary Selected Financial Information for AIMCO Properties, L.P." is hereby replaced in its entirety by the following:

                  The historical financial data set forth below for AIMCO Properties for the years ended December 31, 2002, 2001 and 2000 is based on audited financial statements. In addition, the audited financial statements for AIMCO Properties' 2002 and 2001 fiscal years set forth in Part II, Item 6 of AIMCO Properties' Annual Report on Form 10-K for the fiscal year ended December 31, 2002 filed with the SEC on March 25, 2003, and the unaudited financial statements for the quarters ended March 31, 2003 and 2002 set forth in Part I, Item 1 of AIMCO Properties' Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2003 filed with the SEC on May 12, 2003, are hereby incorporated by reference. This information should be read in conjunction with such financial statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations of the AIMCO Operating Partnership" included in AIMCO Properties' Annual Report on Form 10-K for the year ended December 31, 2002 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2003.

ITEM 11. ADDITIONAL INFORMATION.

         The information set forth in the Offer to Purchase, the Offer to Purchase Supplement, and the amended Letter of Transmittal is incorporated herein by reference.

         The first paragraph under "THE OFFER--Section 6. Certain Federal Income Tax Matters" is hereby replaced in its entirety by the following:

                  The following summary is our understanding of the United States federal income tax consequences of the offer that may be relevant to (i) limited partners who tender some or all of their units for cash pursuant to our offer, and (ii) limited partners who do not tender any of their units pursuant to our offer. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), Treasury Regulations, rulings issued by the Internal Revenue Service (the "IRS"), and judicial decisions, all as of the date of this offer to purchase. All of the foregoing is subject to change or alternative construction, possibly with retroactive effect, and any such change or alternative construction could affect the continuing accuracy of this summary. This summary is based on the assumption that your partnership is operated in accordance with its organizational documents including its certificate of limited partnership and agreement of limited partnership. This summary does not purport to discuss all aspects of federal income taxation which may be important to a particular person in light of its investment or tax circumstances, or to certain types of investors subject to special tax rules (including financial institutions, broker-dealers, insurance companies, and, except to the extent discussed below, tax-exempt organizations and foreign investors, as determined for United States federal income tax purposes), nor (except as otherwise expressly indicated) does it describe any aspect of state, local, foreign or other tax laws. This summary assumes that the units constitute capital assets in the hands of the limited partners (generally, property held for investment). No advance ruling has been or will be sought from the IRS regarding any matter discussed in this offer to purchase. Further, no opinion of counsel has been obtained with regard to the offer.

ITEM 12. EXHIBITS.

(a)(1) Offer to Purchase limited partnership units of United Investors Income Properties, dated May 9, 2003. (Previously filed)

(a)(2) Letter of Transmittal and related instructions, dated May 9, 2003 (included as Annex II to the Offer to Purchase attached as Exhibit
         (a)(1)).

(a)(3)   Acknowledgment and Agreement, dated May 9, 2003. (Previously filed)

(a)(4) Letter, dated May 9, 2003, from AIMCO Properties to the limited partners of United Investors Income Properties. (Previously filed)

(a)(5) Annual Report of AIMCO Properties for the year ended December 31, 2002 filed on Form 10-K on March 25, 2003 is incorporated herein by reference.

(a)(6) Quarterly Report of AIMCO Properties for the quarter ended March 31, 2003 filed on Form 10-Q on May 12, 2003 is incorporated herein by reference.

(a)(7)   Supplement to Offer to Purchase, dated June 6, 2003.

(a)(8) Amended Letter of Transmittal and related instructions, dated May 9, 2003, as supplemented June 6, 2003 (included as Annex I to the Supplement to Offer to Purchase attached as Exhibit (a)(7)).

(a)(9) Amended Acknowledgment and Agreement, dated May 9, 2003, as supplemented June 6, 2003.

(b)(1) Fifth Amended and Restated Credit Agreement, dated as of February 14, 2003, by and among AIMCO, AIMCO Properties, AIMCO/Bethesda Holdings, Inc., NHP Management Company, Bank of America, N.A., and each lender from time to


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


         time party thereto (Exhibit 10.35.2 to AIMCO's Annual Report on Form 10-K for the fiscal year ended December 31, 2002 is incorporated herein by reference).

(b)(2) Third Amendment, dated as of February 14, 2003, to the Interim Credit Agreement, dated as of March 11, 2002, by and among AIMCO Properties, NHP Management Company, AIMCO, Lehman Commercial Paper, Inc., Lehman Brothers, Inc., and each lender from time to time party thereto (Exhibit 10.38.2 to AIMCO's Annual Report on Form 10-K for the fiscal year ended December 31, 2002 is incorporated herein by reference).

(b)(3) Second Amendment, dated as of August 2, 2002, to the Interim Credit Agreement, dated as of March 11, 2002, by and among AIMCO Properties, NHP Management Company, AIMCO, Lehman Commercial Paper Inc., Lehman Brothers Inc., and each lender from time to time party thereto (Exhibit
         10.3 to AIMCO's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2002 is incorporated herein by reference).

(b)(4) Interim Credit Agreement, dated as of March 11, 2002, by and among AIMCO, AIMCO Properties, NHP Management Company, Lehman Commercial Paper, Inc., and the other financial institutions party thereto (Exhibit 10.32 to AIMCO's Annual Report on Form 10-K for the year ended December 31, 2001, is incorporated herein by reference).

(d)      Not applicable.

(g)      None.

(h)      None.


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


                                    SIGNATURE

         After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: June 6, 2003
                                            AIMCO PROPERTIES, L.P.

                                            By:      AIMCO-GP, INC.
                                                     ---------------------------
                                                     (General Partner)

                                            By:      /s/  Patrick J. Foye
                                                     ---------------------------
                                                     Executive Vice President


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


                                  EXHIBIT INDEX

EXHIBIT
NUMBER   DESCRIPTION
-------  -----------
(a)(1)   Offer to Purchase limited partnership units of United Investors Income
         Properties, dated May 9, 2003. (Previously filed)

(a)(2)   Letter of Transmittal and related instructions, dated May 9, 2003
         (included as Annex II to the Offer to Purchase attached as Exhibit
         (a)(1)).

(a)(3)   Acknowledgment and Agreement, dated May 9, 2003. (Previously filed)

(a)(4) Letter, dated May 9, 2003, from AIMCO Properties to the limited partners of United Investors Income Properties. (Previously filed)

(a)(5) Annual Report of AIMCO Properties for the year ended December 31, 2002 filed on Form 10-K on March 25, 2003 is incorporated herein by reference.

(a)(6)   Quarterly Report of AIMCO Properties for the quarter ended March 31,
         2003 filed on Form 10-Q on May 12, 2003 is incorporated herein by reference.

(a)(7)   Supplement to Offer to Purchase, dated June 6, 2003.

(a)(8)   Amended Letter of Transmittal and related instructions, dated May 9,
         2003, as supplemented June 6, 2003 (included as Annex I to the
         Supplement to Offer to Purchase attached as Exhibit (a)(7)).

(a)(9) Amended Acknowledgment and Agreement, dated May 9, 2003, as supplemented June 6, 2003.

(b)(1)   Fifth Amended and Restated Credit Agreement, dated as of February 14,
         2003, by and among AIMCO, AIMCO Properties, AIMCO/Bethesda Holdings,
         Inc., NHP Management Company, Bank of America, N.A., and each lender from time to time party thereto (Exhibit 10.35.2 to AIMCO's Annual
         Report on Form 10-K for the fiscal year ended December 31, 2002 is incorporated herein by reference).

(b)(2)   Third Amendment, dated as of February 14, 2003, to the Interim Credit
         Agreement, dated as of March 11, 2002, by and among AIMCO Properties, NHP Management Company, AIMCO, Lehman Commercial Paper, Inc., Lehman
         Brothers, Inc., and each lender from time to time party thereto
         (Exhibit 10.38.2 to AIMCO's Annual Report on Form 10-K for the fiscal year ended December 31, 2002 is incorporated herein by reference).

(b)(3)   Second Amendment, dated as of August 2, 2002, to the Interim Credit
         Agreement, dated as of March 11, 2002, by and among AIMCO Properties, NHP Management Company, AIMCO, Lehman Commercial


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


         Paper Inc., Lehman Brothers Inc., and each lender from time to time party thereto (Exhibit 10.3 to AIMCO's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2002 is incorporated herein by reference).

(b)(4)   Interim Credit Agreement, dated as of March 11, 2002, by and among
         AIMCO, AIMCO Properties, NHP Management Company, Lehman Commercial
         Paper, Inc., and the other financial institutions party thereto
         (Exhibit 10.32 to AIMCO's Annual Report on Form 10-K for the year ended
         December 31, 2001, is incorporated herein by reference).

(d)      Not applicable.

(g)      None.

(h)      None.



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